

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via E-mail</u>
Gary Riccio
Chief Executive Officer
Biopharma Manufacturing Solutions Inc.
1443 Merion Way, #51G
Seal Beach, CA 90740

> **Re: Biopharma Manufacturing Solutions Inc. (f.k.a Beachwood Acquisition Corporation)**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 30, 2011**
> **Form 8-K filed August 31, 2011**
> **File No. 000-54423**

Dear Mr. Riccio:

We issued comments to you on the above captioned filings on September 12, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 9, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 9, 2012**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director